Exhibit 99.(a)(5)(H)

Press Contacts:             Jeffrey J. Leebaw                            Bill Price
(732) 524-3350                                (732) 524-6623
(732) 642-6608 (M)                          (732) 668-3735 (M)

Investor Contacts:          Louise Mehrotra                              Stan Panasewicz
(732) 524-6491                                (732) 524-2524

FOR IMMEDIATE RELEASE

JOHNSON & JOHNSON COMPLETES TENDER OFFER FOR

MENTOR CORPORATION

New Brunswick, N.J. (Jan. 23, 2009) -- Johnson & Johnson (NYSE: JNJ) today announced the expiration of the subsequent offering period of the cash tender offer through its wholly owned subsidiary, Maple Merger Sub, Inc., for all outstanding shares of common stock of Mentor Corporation (NYSE: MNT).  The subsequent offering period expired, as scheduled, at 12:00 midnight (Eastern Time) on Jan. 22, 2009, and was not extended.

The depositary for the tender offer has advised Johnson & Johnson that, as of the expiration of the subsequent offering period, shareholders of Mentor had tendered approximately 31,806,675 shares of Mentor common stock (including approximately 565,142 shares subject to guaranteed delivery procedures), representing approximately 93.9% of Mentor's outstanding shares of common stock.  According to the terms of the tender offer, all shares that were validly tendered have been accepted for payment.

Johnson & Johnson intends to complete the acquisition of Mentor through what is known as a “short-form merger,” that is, without a vote or meeting of Mentor’s remaining shareholders.  In the merger, each of the remaining shares of Mentor common stock (other than shares owned by shareholders of Mentor who properly exercise their dissenters’ rights under Minnesota law) will be converted into the right to receive $31.00 per share, less any required withholding taxes, in cash and without interest, which is the same amount per share that was paid in the tender offer.  The merger is expected to occur as soon as practicable.

Following the merger, Mentor is expected to operate as a stand-alone business unit reporting through ETHICON, Inc., a Johnson & Johnson company, and Mentor’s common stock will no longer be listed on the NYSE.

About Johnson & Johnson

Caring for the world, one person at a time…inspires and unites the people of Johnson & Johnson.  We embrace research and science - bringing innovative ideas, products and services to advance the health and well-being of people.  Our 119,000 employees at more than 250 Johnson & Johnson companies work with partners in health care to touch the lives of over a billion people every day, throughout the world.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Mentor.

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